Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,					Three Months Ended March 31, 2015 (2)
	2010	2011	2012	2013	2014
Earnings Before Income Taxes	$11,336,300	$67,446,792	$115,286,396	$84,834,650	$263,112,945	$(365,218,572)
Add:
Fixed Charges	655,116	1,006,306	19,819,598	38,688,300	46,517,384	13,212,860
Subtract:
Capitalized Interest	59,711	405,984	5,929,473	5,976,981	4,409,544	737,751

Total Earnings Before Fixed Charges	11,931,705	68,047,114	129,176,521	117,545,969	305,220,785	(352,743,463)

Fixed Charges
Interest Expense	583,376	585,982	13,874,909	32,709,056	42,105,676	12,474,298
Capitalized Interest	59,711	405,984	5,929,473	5,976,981	4,409,544	737,751
Estimated Interest Component of Rent	12,029	14,340	15,216	2,263	2,164	811

Total Fixed Charges	655,116	1,006,306	19,819,598	38,688,300	46,517,384	13,212,860

Ratio of Earnings to Fixed Charges(1)	18.2x	67.6x	6.5x	3.0x	6.6x	—

(1)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.
(2)	Earnings were insufficient to cover fixed charges by approximately $378.4 million for the three months ended March 31, 2015 due primarily to a non-cash impairment charge.